HOMEKEEP LLC

MEMBERSHIP INTEREST UNIT INVESTMENT AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MATERIALS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THOSE OFFERING MATERIALS DO NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT BELOW. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

This Membership Interest Unit Investment Agreement (this "**Agreement**") is entered into by and between Homekeep LLC, an Illinois limited liability company (the "**Company**"), and the undersigned Investor ("**Investor**") as of the date of the signature on behalf of the Company (the "**Effective Date**") on the signature page hereto. This Agreement is made pursuant to, and is subject to, the terms and conditions of the exemption from registration of securities offered pursuant to Regulation CF under the Securities Act of 1933. Investor understands that the Units are being offered pursuant to offering material filed with the SEC as part of the Regulation Crowdfund offering submission ("**Offering Materials**"). If there are any inconsistencies, the provisions of this Agreement supplement and supersede the terms of the Offering Materials. This Agreement is irrevocable and unconditional and continues notwithstanding the death, incapacity, dissolution, or bankruptcy of, or any other event or proceeding affecting Investor. All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Company's Operating Agreement.

Investor and Company agree as follows:

1. **Subscription for Units**.

    1.1   Agreement to Sell and Purchase. Investor agrees to purchase from the Company, and the Company agrees to issue and sell to Investor, the number of Membership Interest Units indicated by Investor's submission to the website maintained by WeFunder (the "**Platform**") (the purchased units, the "**Units**"), at the purchase price of $100 per Unit, subject to the terms and conditions set forth in this Agreement.

    1.2   Company's Discretion to Accept. The Company may choose not to accept Investor's offer to purchase the Units for any reason or no reason. If the Company chooses not to accept the subscription, it will inform Investor in writing of its decisions and refuse to accept payment or return all payments already made (without interest). Company will have no liability to Investor for its decision to accept or not to accept the subscription.

    1.3   Consideration. In consideration of the issuance and sale of the Units, Investor agrees to pay the full purchase price via the Company's Regulation Crowdfund campaign on wefunder.com. The "**Closing**" of the transaction will occur, and the Units subscribed for shall be issued to Investor when: (a) the Company has received an executed copy of this Agreement from Investor; (b) the Company has accepted the subscription, executed this Agreement, and delivered an executed copy to Investor; and (c) the Company has received the purchase price of the Units.

2. **Investor will be Bound by the Operating Agreement**. By investing in the Company, the Investor becomes a member in the Company, with the Units representing the Investor's Membership Interest. The Investor agrees that **upon the closing of this transaction, Investor will become a party to and will be legally bound by the Company's Operating Agreement**.

3. **Transfer Restrictions**. Investor is aware that the Company's Operating Agreement contains transfer restrictions. Investor shall not sell or otherwise transfer the Units to any other person except in compliance with the Operating Agreement. Any attempt to transfer Units in contravention of the Operating Agreement or this Agreement will be void.

4. **Confidentiality**. Investor agrees to keep confidential at all times any nonpublic information which they/it may acquire concerning the Company pursuant to this Agreement or otherwise. Nothing in this paragraph shall be construed to impose a confidentiality obligation on Investor in connection with (a) any information that Investor previously acquired from sources other than the Company, or (b) any matter which is at the date of this Agreement, or thereafter becomes, public knowledge through no act or failure to act by Investor.

5. **Representations, Warranties, and Covenants of the Investor**. Investor represents and warrants to the Company, as of the Closing, and covenants, as follows:

    5.1   Information. Investor has received, reviewed, and is familiar with the information about the Company available on the Wefunder website, the Form C relating to this investment, which provides information about investment in the Company via its Wefunder campaign, and the Company's Operating Agreement, available as part of the information about the Company on the Platform. Investor has been provided an opportunity to request additional information concerning the Company and the offering through the "Ask a Question" feature on the Platform. Any such questions have been answered to Investor's satisfaction.

    5.2   No Advice. Investor understands that the Company has not provided Investor with any legal, tax, or investment advice relating to the investment in the Units. Investor has consulted such legal, tax, and investment advisors, as Investor, in Investor's sole discretion, has deemed necessary or appropriate in connection with Investor's investment.

    5.3   No Other Representations. No oral or written representations were made to Investor to induce Investor's purchase of the Units other than the contents of this Agreement and the information about the Company available on the Wefunder website, and Investor is not relying on any other information in making their/its investment decision.

    5.4   Limited Transferability. The transferability of the Units is restricted by the Company's Operating Agreement, including the requirement that any transfer is subject to the consent of the Managers. Securities laws place additional restrictions on the transfer of the Units. There probably will not be any public market for the Units. For these reasons, Investor will likely have to hold the Units indefinitely.

    5.5   Authority; Binding Agreement. Investor has full right, power, authority, and capacity to execute this agreement and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement. This Agreement, when signed by both the Company and Investor, constitutes a valid and binding obligation of Investor enforceable against Investor according to its terms, except as enforceability may be limited by applicable law. Investor's subscription for and purchase of the Units will not violate any terms of any other agreement to which Investor is a party.

    5.6   Not Subject to Backup Withholding. Unless Investor has otherwise informed the Company in writing, Investor certifies, under penalty of perjury, that: (1) the taxpayer ID number or social security number submitted via the Platform is the correct taxpayer identification number issued to Investor; and (2) Investor is not subject to backup withholding because: (a) Investor is exempt from backup withholding, or (b) Investor has not been notified by the Internal Revenue Service (IRS) that Investor is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Investor that it is no longer subject to backup withholding; and (3) Investor is a U.S. citizen or other U.S. person.

    5.7   <u>Truthful Information</u>. All information provided by Investor to the Company in connection with this subscription is true, correct, and complete as of the date provided.

6. **Representations, Warranties, and Covenants of the Company**. The Company represents and warrants to the Investor, as of the Closing, and covenants, as follows:

    6.1   <u>Organization, Good Standing, Company Power, and Qualification</u>. The Company is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Illinois and has all requisite company power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material effect on its business.

    6.2   <u>Subsidiaries</u>. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership, or similar arrangement.

    6.3   <u>Authorization; No Conflict</u>. All company action required to be taken by the Company's managers and members in order to authorize the Company to enter into this Agreement with Investor and the agreements with other investors in its Regulation CF offering, and to issue the Units at the Closing, has been taken or will be taken prior to the Closing. This Agreement, when signed by both the Company and Investor, constitutes a valid and binding obligation of the Company enforceable against the Company according to its terms, except as enforceability may be limited by applicable law. The performance of the Company's obligations under this Agreement will not violate any terms of any other agreement to which the Company is a party.

    6.4   <u>Valid Issuance of Units</u>. The Units, when issued in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid, and nonassessable. Assuming the Platform's compliance with Regulation CF, the Units will be issued in material compliance with all applicable federal and state securities laws.

    6.5   <u>Governmental Consents and Filings</u>. No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any federal, state, or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to applicable securities laws, which have been made or will be made in a timely manner.

    6.6   <u>Litigation</u>. There is no claim, action, suit, proceeding, arbitration, complaint, charge or, to the Company's knowledge, investigation pending or, to the Company's knowledge, currently threatened in writing against the Company or any Manager of the Company that would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the Company or its business. Neither the Company nor, to the Company's knowledge, any of its Managers, is a party to or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

7. **Indemnification**. Each party agrees to indemnify and hold harmless the other party and its officers, members, managers, agents, and professional advisers from and against any and all loss, damage, or liability due to or arising out of a breach of any representation, warranty, or covenant of party contained in this Agreement. All representations and warranties in this Agreement, and this indemnification provision, shall survive the Closing.

8. **Key Risk Factors**.

Below are some of the important risks that Investor has considered before making the decision to invest. Investor understands that this is not an exclusive or complete list of the possible risks that could affect the Company, and that not all risks can be foreseen.

Risk Factors Relating to the Company's Business:

a. Investor understands that the Company's business plan involves buying and holding real estate long-term. The Company is not currently planning to sell its real estate, and it may never sell any of its real estate. Therefore the Investor may never receive proceeds from real estate sales.

b. The Company has a limited operating history. The Company was organized on February 27, 2023 and has been operating only since that date. Because we have been operating for only a short period of time, we have not yet held any real estate for a significant amount of time, and we have not tested our plans for revenue-generating operations. There is no assurance that we will ever produce a profit. As a new enterprise, we are likely to be subject to risks our management has not anticipated.

c. Investing in real estate presents certain inherent risks. The values of the Company's assets may decrease. Investing in residential real estate presents certain risks, including, without limitation, fluctuations in occupancy rates, rent payments, operating expenses, maintenance, repair, and other expenses that can adversely affect operating results of the Company's properties. No assurance can be given that certain assumptions as to future occupancy levels or future costs of operation will be accurate because such matters will depend upon events and factors beyond the Company's control. No assurance can be given that the rents collected by the Company will be sufficient to meet any debt or other obligations of the Company or that the Company's properties will maintain their current value or increase in value.

d. Residential real estate assets may experience catastrophic events or major market value changes. Events such as natural disasters, fires, or other events may cause significant loss of value to the real estate assets of the Company or may trigger a sudden need for additional capital. Over time, it is possible that the residential rental real estate market in the Company's geographic or investment focus area will change significantly. If rents go down, or if they increase much more slowly than historically has been the case, then the value of your investment or expected distributions may decline or become zero.

e. We may be unable to renew leases or re-lease space as leases expire. If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do renew their leases or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Company's properties decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our membership units and our ability to satisfy our debt obligations and to make distributions to our investors could be adversely affected.

f. Below market rents. The actual rents we receive for the portfolio will be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which would adversely affect our financial condition.

g. While our Managers have experience managing other real estate businesses, they have limited experience managing a real estate company of this type. Our ability to operate successfully may depend on our ability to attract and retain qualified personnel, who may be in great demand.

h. There is no guarantee of a return on investment or payment of any distributions. No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. Further, while a purchaser of securities generally expects to receive distributions, no assurance can be given that the Company will be able to pay any distributions, and it is possible that distributions may not be paid at all. For these reasons, each prospective investor should invest only an amount that will not affect the investor's ability to meet their ongoing financial needs.

i. Revisions to use of proceeds may occur. It is possible that the intended use of the proceeds will be revised by management. Management will have significant flexibility in applying the net proceeds of this offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

j. Financing delay risk. The Company is expected to receive debt funding from the City of Chicago, which would allow the residences within our properties to remain affordable. In the event that the receipt of said funding is delayed, it would have an adverse effect upon our business, operating results, and financial condition.

k. The Company's financial model and project plans may not be accurate or successful. Maintenance, utility, compliance, property management, interest rates, or other expenses may significantly exceed anticipated levels. Real estate projects carry significant risks, such as legal risks, approval risks, contractor performance risks, and risks related to unanticipated issues with a building site (e.g. pollutants, geologic characteristics, archeological value, etc.).

l. The Company is reliant on key executives and personnel. The Company's business, development and prospects are highly dependent upon the continued services and performance of Carlos Robles-Shanahan and Rafael Robles, the Company's Managers. The experience, technical skills, and relationships of these Managers provide the Company with a competitive advantage. The Company believes that the loss of services of any existing key team members, or failure to attract and retain necessary personnel, could have a material adverse impact on the business, development, financial condition, results of operations, and prospects of the Company. The Company does not currently have a plan for replacing any of these key persons. The Company may not have the financial and human resources to succeed if it loses the services of any of its key personnel due to death, disability, or other causes.

m. The Company's operating costs may rise. The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen issues or conditions could cause operating costs to rise substantially. For example, an increase in property management, employee or independent contractor costs or in other operating costs could cause the Company to be unprofitable and unable to pay distributions.

n. Litigation may arise. Legal proceedings, with or without merit, may arise from time to time in the course of the Company's business. The Company cannot preclude litigation being brought against the Company and any litigation brought against the Company could distract management from its business operations, result in costly damages awards, settlement payments or injunctions or otherwise have a material adverse effect on the financial condition, results or operations of the Company.

o. The Company is subject to ongoing compliance with various laws and regulations. The Company will be subject to laws in various jurisdictions, including the United States, the State of Illinois, and the City of Chicago. Existing and future legislation, regulation, and actions could cause additional expense, capital expenditure and restrictions and delays in the activities of the Company, the extent of which cannot be predicted. No assurance can be given that new laws, rules and regulations will not be enacted or existing laws, rules and regulations will not be applied in a manner which could limit or curtail certain of the Company's activities or services. In addition, the Company may have to defend itself against legal proceedings related to its compliance with laws, which could distract management from its business operations, result in costly damages awards, settlement payments or injunctions or otherwise have a material adverse effect on the financial condition, results or operations of the Company.

p. General economic conditions can hurt the Company. The ability of the Company, any developer, and any other entity involved to generate additional capital is dependent on economic conditions in general, and factors that affect the real estate and banking sectors in particular. Poor economic conditions could harm our operations and our ability to generate revenue.

q. The Company may require further investment. The Company likely will require additional capital in the future for expansion, its activities and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If additional funds are raised by issuing equity securities, this would dilute the interest of existing Unit-holders. If the Company is not able to obtain additional capital on acceptable terms, or at all, it may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact upon the Company, its business, development, financial condition, operating results, or prospects.

Risk Factors Relating to the Units:

a. The Units have no voting rights whatsoever. The Company is managed solely by its Managers, Carlos Robles-Shanahan and Rafael Robles. The only voting member of the Company is Duo Development, an Illinois not for profit corporation. Only Duo Development has the right to appoint a new Manager. Investors in this offering will have no right to manage or influence the management of the Company.

b. The price of the Units has been arbitrarily determined by the Company's Managers and may not bear any relationship to the Company's assets or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business.

c. Because there is no market for the Company's securities, you may not be able to sell your Units. There is currently no, and there may never be any, secondary market trading in the Units, and investors' ability to sell their Units are further limited by transfer restrictions under applicable securities laws and the terms of this Agreement and the Operating Agreement. Investors may never be able to sell their Units or recover any part of their investment, unless the Company conducts a subsequent public offering or a sale of the Company or its assets, none of which things the Company has any current plans to do.

d. Investors in the Offering will experience dilution. All investors will experience dilution of their ownership interest in the Company when other investors purchase additional Units through this Offering. In addition, investors may experience further dilution if the Company decides to offer membership interest units (or securities convertible into such units) in a subsequent offering.

Risks Relating to Tax:

a. As of the opening date of the Company's Regulation Crowdfund offering, the Company is taxed as a partnership; no different tax election is guaranteed. It is possible that the investors in this offering will have "phantom income," which could require them to pay taxes on income or gains resulting from their investment in the Company's Units even if the Company does not distribute any cash (or does not distribute sufficient cash to pay the taxes). Investor may receive a K-1, which may require Investor to file a more complicated tax return and/or an Illinois state tax return.

b. The Company may change its tax status in the Manager's discretion and as permitted by tax law and regulations. For example, the Company may elect to be taxed as a corporation in order to qualify for and take advantage of Real Estate Investment Trust (REIT) tax status. The Company intends to make any tax elections only after meeting requirements of REIT tax status; however, the Company cannot assure you that it will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification. If the Company elects corporate taxation but then fails to qualify as a REIT in any taxable year, the consequences could include a tax liability that would substantially reduce funds available for distributions to Unit holders.

9. **General Provisions**.

9.1 <u>Governing Law</u>. This Agreement will be governed by and construed in accordance with the laws of the state of Illinois, without giving effect to principles of conflicts of law of any state.

9.2 <u>No Waiver</u>. No waiver of any rights under this Agreement will be effective unless in writing signed by the waiving party. No waiver of a provision will be a waiver of any other provision of this Agreement. A waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver.

9.3 <u>Successors and Assigns</u>. Subject to the transfer restrictions in this Agreement and in the Company's Operating Agreement, the provisions of this Agreement will inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties.

9.4 <u>Notice</u>. All notices given pursuant to this agreement shall be in writing and will be deemed given when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page to this Agreement (as may be subsequently updated by written notice to the other party), or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

9.5 <u>Entire Agreement</u>. This Agreement and the Company's Operating Agreement constitute the entire agreement between the parties concerning this transaction, and supersedes all previous written and oral communications about the terms of this agreement or their effect. No representations or statements made by any party that are not expressly stated in this Agreement shall be binding.

9.6 <u>Amending this Agreement</u>. This agreement may be amended only in writing signed by all parties.

9.7 <u>Severability</u>. Whenever possible, each provision of this agreement shall be interpreted so as to be effective under applicable law. If one or more provisions of this agreement are held to be unenforceable by a court of competent jurisdiction or an arbitrator, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this agreement, (ii) the balance of the agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the agreement shall be enforceable in accordance with its terms.

9.8 <u>Counterparts</u>. This agreement may be executed in any number of counterparts, which may be printed or electronic, each of which, when signed and delivered, will be considered an original, with the same effect as if all parties had signed the same copy. All counterparts will be construed together and will constitute one agreement.

9.9 <u>Electronic Delivery</u>. The Company may, in its sole discretion, decide to deliver any documents related to this Agreement or any notices required by applicable law or the Company's Operating Agreement by email or other electronic means. Investor consents to receive such documents and notices by such electronic delivery.

{*Signature Page Follows*}

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

COMPANY:

Homekeep LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

Investor Signature

By: _____

By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited